SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2002.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Numbers 333-85904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

TABLE OF CONTENTS
Page
Independent Auditors' Report	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and December 31, 2001	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	4
Notes to Financial Statements	5 - 12

Supplemental Schedules as of December 31, 2002 and for the Year Ended December 31, 2002:
Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at Year End)	13
Form 5500, Schedule H, Item 4(j): Schedule Of Reportable Transactions	14

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of the
Dominion East Ohio Gas Union Savings Plan for Employees
Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO

We have audited the accompanying statements of net assets available for benefits of the Dominion East Ohio Gas Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (the Plan) as of December 31, 2002 and December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 13, 2003

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31, 2002	December 31, 2001
Assets:
Investments:
Corporate Stock, Common	$ 55,037,304	$ 59,918,290
Common/Collective Trusts	10,717,788	4,326,241
Mutual Funds	4,015,824	2,619,543
Interest in Master Trust	59,991,758	62,650,195
Loans to Participants	4,678,906	1,954,079

Total Investments	134,441,580	131,468,348

Receivables:
Interest and Dividends	218	338
Contributions	--	42,015
Securities Sold	9,767	19,282,795
Other Receivables	12,034	182,091

Total Receivables	22,019	19,507,239

Total Assets	134,463,599	150,975,587

Liabilities:
Securities Purchased	587	9,514,841
Accrued Administrative Expenses	61,560	2,609
Other	88,448	47,588

Total Liabilities	150,595	9,565,038

Net Assets Available for Benefits	$ 134,313,004	$ 141,410,549

The accompanying notes are an integral part of these financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Additions:	Year Ended December 31, 2002
Investment Income:
Dividends	$ 2,507,019
Interest	231,194
Net Depreciation in Fair Value of Investments	(6,021,013)
Master Trust Investment Income	1,894,249

Total Investment Income	(1,388,551)

Contributions:
Participant	6,627,923
Employer	1,458,549

Total Contributions	8,086,472

Total Additions	6,697,921

Deductions:
Benefits Paid to Participants	13,220,673
Administrative Expenses	446,055

Total Deductions	13,666,728

Net Decrease Before Transfers	(6,968,807)

Transfer of Participants' Assets from the Plan to Other Plans	(128,738)

Net Decrease	(7,097,545)

Net Assets Available for Benefits:
Beginning of Year	141,410,549

End of Year	$ 134,313,004

The accompanying notes are an integral part of these financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Dominion East Ohio Gas Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering union-eligible employees of Dominion East Ohio Gas Company (the Employer). Dominion East Ohio Gas Company is a wholly-owned subsidiary of Consolidated Natural Gas Company (the Company or CNG). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion). The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the Trustee of the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their earnings each pay period, in increments of 1%. Contributions are subject to applicable Internal Revenue Code (IRC) limitations. The Employer contributes amounts equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. The Employer's matching contribution is increased to 66.7% of each participant's contributions, not to exceed 4% of participant's eligible earnings, for employees who have 20 or more years of service.

c. PARTICIPANT ACCOUNTS - Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Employer's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e. VESTING - Participants immediately vest in their contributions and earnings thereon. Participants vest in the Employer's matching contribution and related earnings after three years of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions.

f.     INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee contributions to be invested in the following:

Dominion Stock Fund

     Interest in Master Trust:

        Certus Stable Value Fund (Certus Fund)

        Dresdner Large Cap Growth Fund (Dresdner Fund)

     Mutual Funds:

Small Cap Value Fund

Small Cap Growth Fund

Euro Pacific Growth Fund

Real Estate Fund

     Common/Collective Trusts:

Mellon S&P 500 Index Daily Fund

Conservative Balanced Fund

Moderate Balanced Fund

Growth Balanced Fund

Wilshire 4500 Index Fund

EB Mellon Total Return Fund

Large Cap Value Fund

Company Contributions: Employer's matching contributions are automatically contributed into the Dominion Common Stock Fund. However, participants may transfer 100% of the value of the Company Match Account into another investment option at anytime.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a monthly basis. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - Investments in Dominion Common Stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

                        (2) Investment in Certus Fund - The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract                         value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

      (3) Investment in Dresdner Fund - Investments in the Dresdner Fund are stated at fair value based on the closing sales price reported on        the New York Stock Exchange on the last business day of the plan year.

(4) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(5) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

c. INVESTMENT INCOME - Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date. Dividends received on all shares of Dominion Stock are reinvested in additional shares of Dominion Common Stock.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2002 and 2001, are investments in Dominion Common Stock amounting to approximately $55 million and $60 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	2002		2001

Interest in Certus Fund	$ 56,056,750		$ 57,536,491
Dominion Stock Fund	1,348,901	*	--
Dominion Stock Fund	53,688,403		59,918,290

* Nonparticipant-directed

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,021,013 as follows:

Investments at Fair Value:

Mutual Funds	$ (461,339)
Common/Collective Trust	(2,426,145)
Corporate Stock, Common	(3,133,529)

Total	$ (6,021,013)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2002	December 31, 2001
Net Assets:
Investments:
Dominion Common Stock	$ 1,348,901	--
Common/Collective Trusts	366	--
Total Investments	1,349,267	--

Receivables:
Interest	4	--
Securities Sold	446	--
Total Receivables	450	--

Total Assets	1,349,717	--

Liabilities - Payables for Investments Purchased	505	--

Net Assets Available for Benefits	$ 1,349,212	--

Year Ended December 31, 2002
Changes in Net Assets:
Net Depreciation in Fair Value of Investments	$ (96,222)
Dividend Income	58,786
Interest	571
Contributions	1,315,923
Benefits Paid to Participants	(100,603)
Administrative Expenses	(8,649)
Transfers to Participant-Directed Investments	(28,354)
Transfers of Participants' Assets to Other Plans	207,760

Net Increase in Net Assets	$ 1,349,212

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. PLAN INTEREST IN THE DOMINION MASTER TRUST

The Plan's investment in the Certus Fund and the Dresdner Fund are held in a Master Trust which was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust. As of December 31, 2002, the assets of the Dominion Master Trust were separately maintained by each Dominion sponsored plan, with the exception of the Certus Fund and the Dresdner Fund.

Certus Fund - As of December 31, 2002 and 2001, the Plan's interest in the net assets of the Certus Fund was approximately 11% and 12%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Fund for the period December 31, 2002 and 2001:

	December 31, 2002	December 31, 2001

Guaranteed Investment Contracts (contract value)	$485,616,190	$446,694,346
Short-term Investment Fund (estimated fair value)	26,508,803	22,479,130
Cash	794,889	379,037
Interest Receivable	5,711,632	2,847,416

Total	$518,631,514	$472,399,929

Investment income for the Certus Fund is as follows:

Year Ended December 31, 2002

Interest	$ 29,419,523
Less: Investment Expenses	507,208

Total	$ 28,912,315

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2002 and 2001 was $545,258,801 and $483,001,059 respectively. The average annual yield of assets on December 31, 2002 and 2001 are estimated at 5.77% and 6.09% respectively. Average duration of investment contracts within the Certus Fund was 2.82 years at December 31, 2002 and 3.02 years at December 31, 2001. The crediting interest rates used to determine fair value for the contracts as of December 31, 2002, ranged from 3.27% to 8.33%.

Dresdner Fund - Effective December 31, 2001, participant investments in the Diversified Equity Fund were invested in the Dresdner Fund, a separately managed investment fund established on December 30, 2000. At both December 31, 2002 and 2001, the Plan's interest in the net assets of the Dresdner Fund Master Trust was approximately 12%. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Dresdner Fund Master Trust:

	December 31, 2002	December 31, 2001

Dresdner Fund	$ 31,906,649	$ 34,635,657

Total	$ 31,906,649	$ 34,635,657

Investment income for the Dresdner Fund is as follows:

Year Ended December 31, 2002

Interest	$ 79,927
Dividends	331,244
Net depreciation in fair value of investments	(10,166,046)

Total	$ (9,754,875)

7. TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on February 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

8. PLAN CHANGES

On July 16, 2001, The East Ohio Gas Company signed an agreement with the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO, who represents the employees of The East Ohio Gas Company, renewing the 1997 to 2001 collective bargaining agreement to a period of 5 years beginning on June 16, 2001, and continuing through June 15, 2006. According to the agreement, certain changes related to the benefit plan are effective January 1, 2002. The following is a summary of the significant changes:

Plan Name Change:

Dominion East Ohio Gas Union Savings Plan

Allowable Employee Contributions:

2% - 15% of compensation on a pretax basis

2% - 20% of compensation on an after-tax basis

2% - 20% of compensation on a combination of pretax or after-tax basis

Company Match:

Less than 20 years of service - 50% match (up to 3% of compensation)

20 or more years of service - 66.7% match (up to 4% of compensation), company match is invested in the Dominion Stock Fund.

Investment Options:

There are 14 investment funds that offer a range of investment choices. Employees may allocate their assets among the following investment options:

Certus Fund	Large Cap Value Fund
Intermediate Bond Fund	Large Cap Growth Fund
Conservative Balanced Fund	Small Cap Value Fund
Moderate Balanced Fund	Small Cap Growth Fund
Growth Balanced Fund	International Equity Fund
S&P 500 Index Fund	Real Estate Fund
Wilshire 4500 Index Fund	Dominion Stock Fund

9. PLAN MERGER

On December 31, 2001, the assets of Thrift Plan of Consolidated Natural Gas Company, Inc. for Employees of the Computer Operations Department, Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (Operations Plan), were transferred to the Thrift Plan of The East Ohio Gas Company for Employees Represented by The Natural Gas Workers Union, Local 555, SEIU, AFL-CIO representing the account balances of all participants in the Operations Plan.

DOMINION EAST OHIO GAS UNION SAVING PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
FORM 5500, SCHEDULE H, ITEM 4(i): SCHEDULE OF ASSETS (HELD AT YEAR END)
Description	Current Cost	Value

Dominion Resources, Inc., Common Stock *	$ 46,089,963	$ 55,037,304

Interest in Master Trust
Dresdner Large Cap Growth	5,046,186	3,935,008
Certus Stable Value Fund	47,677,014	56,056,750
	52,723,200	59,991,758

Common/Collective Trusts
EB Temporary Investment Fund	21,900	21,901
TBC INC Pooled Employee Funds - Daily Liquidity	17,801	17,802
Large Cap Value Fund	62,237	52,938
EB Mellon Total Return Fund	901,061	977,217
Wilshire 4500 Index Fund	105,725	93,992
Mellon S&P 500 Index Daily Fund	7,651,521	5,885,521
Conservative Balanced Fund	259,442	255,169
Moderate Balanced Fund	1,364,487	1,251,348
Growth Balanced Fund	2,675,833	2,161,900
	13,060,007	10,717,788

Mutual Funds
Real Estate Fund	228,318	211,556
Euro Pacific Growth Fund	1,186,686	1,034,503
Small Cap Growth Fund	157,782	121,872
Small Cap Value Fund	2,895,613	2,647,893
	4,468,399	4,015,824

Loans to Participants	4,678,906	4,678,906

Total Assets Held for Investment	$ 121,020,475	$134,441,580

* Permitted party-in-interest

DOMINION EAST OHIO GAS UNION SAVING PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002
FORM 5500, SCHEDULE H, ITEM 4(j): SCHEDULE OF REPORTABLE TRANSACTIONS
Single Transactions in Excess of Five Percent of Plan Assets

There are no reportable transactions
Series of Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss

190,418.00	Dominion Res. Inc. Common Stock *	$ --	$10,230,554	$ --	$ --	$ --
191,971.54	Dominion Res. Inc. Common Stock*	$ --	$ --	$11,615,839	$8,661,909	$2,953,930

8,760,088.44	EB Temporary INVT FD	$ --	$ 8,760,088	$ --	$ --	$ --
8,870,596.27	EB Temporary INVT FD	$ --	$ --	$ 8,870,596	$8,870,596	$ --

*A party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO (name of plan)

Date: June 23, 2003	/s/ Anthony E. Manning
Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee